CAS MEDICAL SYSTEMS, INC.
2006 Annual Report


07052158

CASMED™



For what's vital

Financial Highlights

Amounts in thousands except per share data

For Year Ended	2006[1]	2005[2]	2004	2003[3]	2002[4]
Revenues	$ 35,202	$ 26,884	$ 20,059	$ 16,850	$ 15,025
Net Income	1,747	1,815	1,205	561	(497)
Earnings (Loss) per Diluted Common Share	$ 0.14	$ 0.15	$ 0.11	$ 0.05	$ (0.05)
Diluted Shares Outstanding	12,147	11,729	11,128	10,459	9,645
At Year End					
Working Capital	$ 9,096	$ 7,482	$ 5,369	$ 5,158	$ 4,609
Long-term Debt, less Current Portion	3,807	4,416	1,035	1,535	1,986
Total Assets	21,443	17,918	10,993	10,098	9,678
Stockholder's Equity	$ 12,625	$ 9,117	$ 7,156	$ 5,891	$ 5,294

(1) 2006 net income reduced $373 from stock compensation expense ($0.03 per diluted share). The Company adopted FAS 123R - Share-Based Payment, as of January 1, 2006.
(2) 2005 pre-tax income includes $401 credit from curtailment gain of post-retirement benefit plan. 2005 reflects the acquisition of Statcorp, Inc. on May 15, 2005.
(3) 2003 net income includes $500 ($0.05 per diluted common share) of non-taxable income from insurance proceeds.
(4) 2002 shares outstanding exclude the impact of stock options and warrants as they would have been anti-dilutive.


Revenues
($mils)
$ 15
$ 16.8
$ 20
$ 26.9
$ 35.2
2002
2003
2004
2005
2006


Earnings Per Diluted Share (1)
($)
$ -0.05
$ 0.05
$ 0.11
$ 0.15
$ 0.14
2002
2003
2004
2005
2006(1)

(1) 2006 Incl. Stock Comp. Expense ($0.03 per diluted share)


Shareholders' Equity
($mils)
$ 5.3
$ 5.9
$ 7.2
$ 9.1
$ 12.6
2002
2003
2004
2005
2006

CASMED is a leading developer of innovative, non-invasive vital signs monitoring technologies and products that deliver accurate, reliable patient data. For over 20 years, our reputation for advanced technology and superior quality has remained consistent, making us a trusted resource for doctors and clinicians worldwide.

To help protect the vitality of life is the greatest responsibility and honor.

Chairman's Message

Dear Shareholder,

I have mixed emotions as I write my final letter as President and CEO of CAS Medical Systems. The Company has experienced tremendous growth over the years and has established a leading position in the markets it serves. We have expanded both organically and by acquiring products and companies, and we are now ready for the next phase in our corporate development with the launch of our innovative FORE-SIGHT™ Cerebral Oximeter.

2006 was another excellent year with numerous financial and business highlights. The Company had record sales revenue of $35.2 million, an increase of 31% over 2005, and our earnings for the year were $0.14 per share after a substantial increase in research and development expenses. Additionally, we were elevated to the NASDAQ Global Market, and, as I have mentioned, launched the FORE-SIGHT Cerebral Oximeter. All of this has produced a real sense of excitement within the Company, and an increased awareness of CASMED in the investment community.

The strength of our core businesses has been the key to our fiscal success. Our vital signs monitors, non-invasive blood pressure measurement technology, apnea monitors, and neonatal supplies have provided a solid base from which CASMED can build. With the inclusion of the Statcorp blood pressure and IV infusion cuffs acquired in 2005, our core product lines have generated the profits required for us to invest in our future.

To remain successful and profitable, we will continue to innovate. Constant innovation along with a focus on niche markets has kept us competitive. FORE-SIGHT is our latest innovation, using our patented Near-Infrared Spectroscopy technology. The development of FORE-SIGHT demonstrates our ability to take a creative idea from inception all the way to a manufactured device that is both safe and effective and capable of creating a new standard of care. We believe that absolute brain oxygenation will widely be accepted as the next vital sign, and that our device will improve patient outcomes. This development has been the work of a cadre of bright, committed people across our organization including scientists, engineers, sales and marketing, finance, regulatory and production.

Building shareholder value is the responsibility of every corporate leader in industry. Accomplishing this takes a team of dedicated people in the organization, people who are committed to a common goal. I am very proud of how CASMED employees have worked and grown together over the years.

I have thoroughly enjoyed my 20-plus years at CASMED. It has been a memorable journey and one that has given me great satisfaction. I look back on my history with CASMED and realize I have many friends and colleagues to thank for their help along the way, and of course the stockholders for their unwavering support. I am excited about the Company's future as I pass the leadership over to Andrew Kersey. Andrew has the skills and background to lead CASMED to further success. Our Company has a solid foundation that builds upon the strength of our core businesses, and an exciting future with our newest vital signs technology. I am confident that the Company will continue to grow and innovate, and that Andrew and his team will sustain the record of achievement over the coming years.

Sincerely,



Louis P. Scheps
CHAIRMAN OF THE BOARD
April 20, 2007

President's Message

Dear Shareholder,

CASMED has always valued creativity, innovation and integrity. Since its founding in 1984 by Dr. Myron Cohen, and continuing under the leadership of Lou Scheps, the Company has remained focused on these core principles, and continues to do so. As we have grown and maintained profitability, we have never lost sight of our innovative nature. Our core business continues to grow at a record pace and I expect that our revolutionary FORE-SIGHT™ product will create a new standard of care in the cardiovascular OR. I am excited to have the opportunity to lead the Company at a time when our future has never looked brighter.



LEFT
Andrew E. Kersey
RIGHT
Louis P. Scheps

After many years of dedicated scientific research, engineering development, and clinical trials, we now find ourselves at the cutting-edge of innovation with our new FORE-SIGHT Absolute Cerebral Oximeter. Our initial market focus for this exciting product is directed toward high risk cardiovascular surgeries, over one million of which are performed world wide each year. In addition to cardiovascular surgery, many additional market opportunities exist, including a broad range of general surgical procedures and post-operative and critical care settings. We are introducing this product at a time when monitoring of brain oxygenation is becoming recognized as a critical tool that can assist clinicians in improving the quality of patient care and ensuring greater patient safety.

While we are optimistic about the opportunities our new FORE-SIGHT Oximeter presents, we also continue to advance our core business which has delivered revenue growth at an average rate of 28% each year for the past three years. By focusing on the advantages of our technologies, and by carefully assessing the markets where we can best succeed, we expect to continue to grow our business at a rate faster than the overall medical device market. We are constantly looking to expand our distribution capabilities and to find new markets and new opportunities for our products. We are investigating new technologies and ways to expand our offering of clinically superior products. We continue to work with our partners to develop and introduce new and exciting products that will best meet our customers' needs.

2006 was an important year in CASMED's ongoing evolution, a year in which we laid the groundwork for many years to come. I would like to thank Lou personally for his guidance and wisdom as well as for his confidence that I will continue to build on the wonderful company that is CASMED. We have a solid foundation and a strong organization with all the tools needed to succeed.

2007 holds a great deal of promise. We have entered the year with strong momentum and we look forward to continuing to make an important contribution to improving the standard of healthcare worldwide.

Sincerely,



Andrew E. Kersey
PRESIDENT & CHIEF EXECUTIVE OFFICER
April 20, 2007

A strong core business – the foundation for continued growth.

Our core business is stable, proven and profitable.

CASMED was founded over 20 years ago on the values of innovation and integrity. And our commitment to provide innovative, easy-to-use products that deliver accurate, reliable vital signs data remains unwavering today. These values have helped build a strong core business and a solid foundation for growth.

We believe every patient deserves the best possible outcome; that is why our vital signs and cardio-respiratory monitors, blood pressure cuffs, and neonatal care products are built from leading-edge technologies that deliver consistent and proven performance and reliability.

Our core products, many of which are the gold standard in monitoring today, are and will continue to be the foundation for our continued growth and profitability.



750

740

Best-in-class vital signs monitoring
Designed for sub-acute settings and emergency response, CASMED provides the world's smallest, lightest, most accurate and reliable multi-parameter vital signs monitors.



CUFFS



MAXNIBP

Advanced MAXNIBP® technology
CASMED's proprietary Motion Artifact eXtraction (MAXNIBP) is the most advanced technology for non-invasive blood pressure measurement, proven to deliver the most accurate and reliable measurements in the world today.

Full range of accessories
Through our 2005 acquisition of Statcorp, the well-known manufacturer of blood pressure and rapid infusion cuffs, CASMED now provides a complete solution for blood pressure monitoring needs.



AMI® PLUS

Apnea monitoring made simple
CASMED is the leading name in cardio-respiratory monitoring with the most complete range of apnea monitors available for hospital or home care situations.

Specialized neonatal care
Premature infants have special skin care needs. CASMED's line of specialty products and supplies is designed to accommodate these unique needs.


KLEAR-
TRACE®

ECG ELECTRODE

Elevating the standard of care.



We never stop searching for a better solution.

Consistent with our founding principles, we continually harness our innovative thinking and invest in the development of technologies that measurably elevate the standard of patient care.

Our aggressive growth strategy reflects our relentless pursuit of the next best solution and capitalizes on our unparalleled product and manufacturing knowledge, as well as our proven competencies and technologies.

FORE-SIGHT, the Company's most recent innovation, once again demonstrates our keen talent for developing the right technology and bringing it to market at the right time.


CASMED
FORE-SIGHT
Patient Profiles View Event Setup Help
20:07:29
20:14:59
20:22:29
20:29:59
%SctO2
66
AVG
%SctO2

FORE-SIGHT™ Cerebral Oximeter
The world's first monitor to non-invasively provide clinically relevant, absolute measurements of a patient's brain oxygenation during complex, high-risk surgical procedures. The information provided by FORE-SIGHT will allow clinicians to intervene before brain damage or death occurs.

Expanding the landscape of opportunity.

Continuing our tradition of innovation, growth and profitability.

Innovation-fueled growth will continue to be the key driver of our ongoing success.

As the medical marketplace rapidly advances, we are confident we will retain our leadership position by leveraging our existing technologies and inventing new ones that push beyond today's boundaries of vital signs monitoring and continually provide new options for clinicians and patients worldwide.

Our core business is solid, proven and profitable. Our growth strategy is targeted, aggressive, and results-oriented.

We look forward to expanding our role as an innovative leader helping redefine what is possible – and vital – for improved patient care.

Consolidated Balance Sheets

As of December 31, 2006 and 2005

Assets	2006	2005
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,334,535	$ 1,892,584
Accounts receivable, less allowance of $75,000 in 2006 and 2005	4,906,303	3,218,963
Recoverable taxes receivable	320,943	-
Inventories	6,808,193	5,592,807
Deferred income taxes	329,458	318,262
Other current assets	408,171	494,182
Total current assets	14,107,603	11,516,798
PROPERTY AND EQUIPMENT:		
Land and improvements	535,000	535,000
Buildings and improvements	1,663,116	1,584,159
Machinery and equipment	4,661,643	3,698,457
	6,859,759	5,817,616
Accumulated depreciation	(3,535,915)	(3,080,160)
Property and equipment, net	3,323,844	2,737,456
INTANGIBLE AND OTHER ASSETS, net	457,352	360,186
GOODWILL	3,379,021	3,079,021
DEFERRED INCOME TAXES	175,611	224,620
Total assets	$ 21,443,431	$ 17,918,081

Liabilities and Shareholders' Equity	2006	2005
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 609,615	$ 574,115
Notes payable	69,241	206,359
Accounts payable	3,228,265	2,167,396
Income taxes payable	-	18,999
Accrued expenses	1,104,726	1,068,035
Total current liabilities	5,011,847	4,034,904
LONG-TERM DEBT, less current portion	3,806,587	4,416,202
RETIREMENT BENEFIT OBLIGATION	-	349,567
COMMITMENTS AND CONTINGENCIES (Note 13)		
SHAREHOLDERS' EQUITY:		
Series A cumulative convertible preferred stock, $.001 par value per share, 1,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $.004 par value per share, 40,000,000 shares authorized, 10,679,307 and 10,113,860 shares issued as of December 31, 2006 and 2005, respectively, including shares held in treasury	42,717	40,456
Common stock held in treasury, at cost – 86,000 shares	(101,480)	(101,480)
Additional paid-in capital	4,935,538	3,176,911
Retained earnings	7,748,222	6,001,521
Total shareholders' equity	12,624,997	9,117,408
Total liabilities and shareholders' equity	$ 21,443,431	$ 17,918,081

SEE ACCOMPANYING NOTES.

Consolidated Statements of Operations

For the Years Ended December 31, 2006 and 2005

	2006	2005
Net Sales	$ 35,202,011	$ 26,884,421
OPERATING EXPENSES:		
Cost of product sales	20,802,677	15,092,322
Research and development	2,762,269	1,630,681
Selling, general and administrative	8,658,812	7,438,511
	32,223,758	24,161,514
Operating income	2,978,253	2,722,907
Interest expense	248,404	166,613
Income before income taxes	2,729,849	2,556,294
Income taxes	983,148	741,120
Net Income	$ 1,746,701	$ 1,815,174
EARNINGS PER COMMON SHARE:		
Basic	$ 0.17	$ 0.18
Diluted	$ 0.14	$ 0.15
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:		
Basic	10,373,225	9,941,670
Diluted	12,147,373	11,729,347

SEE ACCOMPANYING NOTES.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2006 and 2005

	COMMON STOCK						
	ISSUED		HELD IN TREASURY		PAID-IN	RETAINED	
	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	EARNINGS	TOTAL
BALANCE, December 31, 2004	9,959,173	$ 39,837	86,000	($101,480)	$ 3,031,387	$ 4,186,347	$ 7,156,091
Net income						1,815,174	1,815,174
Common stock issued upon exercise of stock options	124,375	498			99,063		99,561
Common stock issued under stock purchase plan	30,312	121			46,461		46,582
BALANCE, December 31, 2005	10,113,860	40,456	86,000	(101,480)	3,176,911	6,001,521	9,117,408
Net income							
Common stock issued upon exercise						1,746,701	1,746,701
of stock options and warrants	493,425	1,973			401,349		403,322
Common stock issued under stock purchase plan	25,022	100			101,341		101,441
Tax benefit from exercise of warrants					865,842		865,842
Restricted stock issued under equity incentive plans	47,000	188			(188)		-
Stock compensation charges					390,283		390,283
BALANCE, December 31, 2006	10,679,307	$ 42,717	86,000	($101,480)	$ 4,935,538	$ 7,748,222	$ 12,624,997

SEE ACCOMPANYING NOTES.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
OPERATING ACTIVITIES:		
Net income	$ 1,746,701	$ 1,815,174
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	516,150	542,073
Deferred income taxes	37,813	36,940
Provision for doubtful accounts	-	4,000
Stock compensation	390,283	-
Curtailment gain on retirement benefit plan	-	(400,739)
Changes in operating assets and liabilities:		
Accounts receivable	(1,687,340)	126,558
Recoverable income taxes	(320,943)	-
Inventories	(1,215,386)	(1,409,062)
Other current assets	86,011	(122,462)
Accounts payable and accrued expenses	1,097,560	544,296
Income taxes	(18,999)	-
Retirement benefit obligation	(349,567)	13,318
Net cash provided by operating activities	282,283	1,150,096
INVESTING ACTIVITIES:		
Purchases of intangible assets	(157,561)	(299,214)
Purchase of business, net of cash acquired of $250,060 in 2005	(300,000)	(4,524,249)
Purchases of property and equipment	(1,042,143)	(656,896)
Net cash used by investing activities	(1,499,704)	(5,480,359)
FINANCING ACTIVITIES:		
Borrowing under notes payable	312,182	292,267
Repayments of notes payable	(449,300)	(85,908)
Proceeds from long-term debt agreement	-	4,200,000
Repayments of long-term debt	(574,115)	(303,107)
Tax benefit from exercise of warrants	865,842	-
Proceeds from issuance of common stock	504,763	146,143
Net cash provided by financing activities	659,372	4,249,395
Net change in cash and cash equivalents	(558,049)	(80,868)
Cash and cash equivalents, beginning of year	1,892,584	1,973,452
Cash and Cash Equivalents, End of Year	$ 1,334,535	$ 1,892,584
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 247,663	$ 148,656
Cash paid during the year for income taxes	$ 417,710	$ 1,164,873

SEE ACCOMPANYING NOTES.

Notes to Consolidated Financial Statements

1. The Company

CAS Medical Systems, Inc. ("CAS Medical") and its wholly-owned subsidiary, Statcorp, Inc. ("Statcorp") operate as one reportable business segment. Together, CAS Medical and Statcorp (the "Company") develop, manufacture and distribute diagnostic equipment and medical products for use in the healthcare and medical industry. These products are sold by the Company through its own sales force, via distributors and pursuant to original equipment manufacturer agreements both internationally and in the United States. The Company's operations and manufacturing facilities are located in the United States. During 2006 and 2005, the Company had sales to one customer which accounted for approximately 11% and 14%, respectively, of net sales. The Company generated revenues from international sales of approximately $7.7 million in 2006 and $5.0 million in 2005. In the normal course of business, the Company grants credit to customers and does not require collateral. Credit losses are provided for in the period the related sales are recognized based on experience and an evaluation of the likelihood of collection. Credit losses have been within management's expectations.

2. Acquisition

On May 15, 2005, CAS Medical purchased all the outstanding capital stock of Statcorp. Statcorp develops, assembles and sells blood pressure cuffs, liquid infusion devices, and blood transfusion filters for worldwide use in the medical industry. The acquisition enhances CAS Medical's position in the non-invasive blood pressure monitoring market by enabling it to offer a complete, low cost, high performance accessories solution to its customers to complement its proprietary monitoring products and OEM technologies. Statcorp also enjoys certain key OEM, private label, and distributor relationships which CAS Medical may seek to expand to its other product lines. The cost of the Statcorp acquisition has been allocated to the assets acquired and the liabilities assumed based on an internal valuation of their estimated fair values as follows:

Cash	$ 250,060
Accounts receivable	420,354
Inventories	1,521,059
Other current assets	16,353
Property and equipment	243,646
Intangible assets, other than goodwill	3,926
Goodwill	3,079,021
Accounts payable	(579,067)
Accrued expenses	(46,053)
Income taxes	(62,563)
Deferred income taxes	(56,455)
Capital lease obligations	(15,972)
	$ 4,774,309

During the quarter ended September 30, 2006, the Company paid a purchase price adjustment of $300,000 based on Statcorp's achieved sales level for the 12 months following its acquisition. The additional consideration paid has been charged to goodwill. None of the goodwill is expected to be deductible for tax purposes. The consolidated results of operations include Statcorp from its acquisition date.

Unaudited pro forma results, assuming the acquisition of Statcorp occurred as of January 1, 2005, follow:

Net sales	$ 29,676,900
Net income	$ 1,995,500
Per share:	
Basic	$ 0.20
Diluted	$ 0.17

3. Summary of Significant Accounting Policies

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly sensitive to change in the near term are the inventory valuation allowances, capitalized software development costs, allowance for doubtful accounts and warranty accrual. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of CAS Medical and its wholly-owned subsidiary. All intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company has deposits in a limited number of financial institutions with federally insured limits. Cash (including cash equivalents) at these institutions is normally in excess of the insured limits. However, the Company believes that the institutions are financially sound and there is only nominal risk of loss.

INVENTORIES

Inventories are stated at the lower of first-in, first-out cost or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from two to five years for machinery and equipment, to twenty years for building and improvements. Maintenance and repairs are charged to expense when incurred.

Depreciation expense on property and equipment was $455,755 in 2006 and $431,129 in 2005.

LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes that the carrying amounts of its long-lived assets are fully recoverable. Accordingly, no impairment loss has been reflected in the Company's reported results of operations for either 2006 or 2005.

INTANGIBLE AND OTHER ASSETS

Intangible and other assets consist of:

	2006	2005
Patents, purchased technology and other	$ 513,581	$ 356,018
Deferred finance charges	26,484	26,484
Capitalized software	160,063	160,063
	700,128	542,565
Accumulated amortization	(242,776)	(182,379)
	$ 457,352	$ 360,186

Patents and purchased technology costs are amortized over their estimated useful lives. Deferred finance charges are amortized over the term of the related debt. Costs associated with the development of new external use software products are expensed as incurred until technological feasibility has been established in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Technological feasibility is demonstrated by the completion of a detailed design plan. Capitalization ceases when the product is available for general release to customers. Capitalized costs are amortized over their estimated useful lives. Amortization expense was $60,395 in 2006 and $110,944 in 2005.

Approximate amortization expense of intangible assets as of December 31, 2006, over the next five years follows:

2007	$ 45,900
2008	29,000
2009	19,300
2010	6,000
2011	6,000
	$ 106,200

REVENUE AND ACCOUNTS RECEIVABLE RECOGNITION

Revenues from sales and accounts receivable are recognized when evidence of an arrangement exists, delivery has occurred based on shipping terms (which are generally FOB shipping point for sales within the United States and EX-Works for export sales), the selling price is fixed and determinable, and collectibility is reasonably assured. Accounts receivable are charged to the allowance for doubtful accounts when deemed uncollectible.

INCOME TAXES

The Company recognizes deferred income tax assets and liabilities for future tax consequences resulting from differences between the book and tax bases of existing assets and liabilities. A valuation allowance is provided for that portion of deferred income tax assets which may not be realized.

During 2006, certain outside directors exercised warrants to purchase 257,500 shares of the Company's common stock. The exercise of the warrants resulted in income tax deductions in excess of compensation expense recognized of

$2,735,875. Such amount is included in the taxable income of the applicable directors and deducted by the Company for federal and state income tax reporting purposes. As a result, the Company has reduced its current federal and state income tax obligation by $865,842 and credited additional paid-in capital.

WARRANTY COSTS

The Company warrants some of its products against defects and failures for up to three years and records the estimated cost of such warranties at the time the sale is recorded. Estimated warranty costs are based upon actual past experiences of product returns and the related estimated cost of labor and material to make the necessary repairs.

A summary of the changes in the Company's warranty accrual follows:

	2006	2005
Beginning balance	$ 122,000	$ 122,000
Provision (reversal for change in estimate)	(22,214)	91,234
Warranty costs incurred	(49,786)	(91,234)
Ending balance	$ 50,000	$ 122,000

RESEARCH AND DEVELOPMENT COSTS

The Company expenses all research and development costs as incurred. Research and development includes, among other expenses, direct costs for salaries, employee benefits, professional services, materials and facility related expenses.

The Company has received various grants which support its research and development efforts. In accordance with the terms of these grants, the Company is being reimbursed for certain qualifying expenditures under the agreement. Funding provided to the Company is being recorded as a reduction in R&D expenses. The Company recognizes the reimbursement on an accrual basis as the qualifying costs are incurred.

As of December 31, 2006, there were no remaining active grants, however the Company has additional grants pending.

ADVERTISING COSTS

Non-direct response advertising costs are expensed as incurred and include product promotion, samples, meetings and conventions, and print media. Advertising expense was $680,000 in 2006 and $594,000 in 2005.

EARNINGS PER COMMON SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share assumes the exercise or conversion of dilutive securities using the treasury stock method.

A summary of the denominators used to compute basic and diluted earnings per share follows:

	2006	2005
Weighted average shares outstanding, net of restricted shares – used to compute basic earnings per share	10,373,225	9,941,670
Dilutive effect of restricted shares, and outstanding warrants and options	1,774,148	1,787,677
Weighted average shares of dilutive securities outstanding – used to compute diluted earnings per share	12,147,373	11,729,347

STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123 (Revised 2004) – "Share-Based Payment" ("FAS 123R") using the modified-prospective transition alternative. Under this method, compensation cost is recognized for all share-based payments granted, modified or settled after January 1, 2006, as well as for any unvested equity awards that were granted prior thereto. Compensation cost for the unvested awards granted prior to January 1, 2006 is recognized using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under FAS No. 123, "Accounting for Stock-Based Compensation," prior to its revision.

Prior to January 1, 2006, the Company accounted for its stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based compensation cost was recognized in operations since all options granted had an exercise price equal to the market price of the underlying common stock on the date of grant. The effect of adopting 123R was to increase compensation cost and reduce income before income taxes by $390,000 and net income by $373,000 for 2006 ($0.04 and $0.03 per basic and diluted share). The stock compensation cost was largely not deductible for income tax purposes; there was no effect on cash flows.

Pro forma information using the fair value method to record stock-based compensation cost follows:

	2005
NET INCOME:	
As reported	$ 1,815,174
Compensation expense for stock options based on fair value	485,393
Pro forma	$ 1,329,781
EARNINGS PER SHARE:	
As reported - Basic	$ 0.18
Pro forma - Basic	0.13
As reported - Diluted	0.15
Pro forma – Diluted	$ 0.11

As of December 31, 2006, the unrecognized stock-based compensation cost related to non-vested stock awards was $336,006. Such amount, reduced for forfeitures, will be recognized in operations over a weighted average period of 2.7 years.

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in both 2006 and 2005: risk-free interest rates of 4.4%, expected lives of 7 years, dividend yield of 0% and expected volatility of 130%.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of long-term debt approximates its fair value based on current market conditions and risks. The carrying amounts of the Company's other financial instruments approximate their fair value.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting and disclosure for uncertain tax positions, as defined, and seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not believe that the adoption of FIN 48 will have a significant impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. This statement simplifies and codifies fair value related guidance previously issued and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not believe that SFAS 157 will significantly impact its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year unadjusted errors in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires registrants to apply the new guidance the first time that it identifies material errors in existence at the beginning of the first fiscal year ending after November 15, 2006, by correcting those errors through a one-time cumulative affect adjustment to beginning-of-year retained earnings. The Company's financial statements were not affected by SAB 108.

4. Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts follow:

	2006	2005
Balance at beginning of year	$ 75,000	$ 94,000
Provision	27,000	4,000
Accounts written off	(27,000)	(23,000)
Balance at end of year	$ 75,000	$ 75,000

5. Inventories

Inventories consist of:

	2006	2005
Raw materials	$ 5,161,884	$ 4,452,407
Work in process	99,663	-
Finished goods	1,546,646	1,140,400
	$ 6,808,193	$ 5,592,807

6. Financing Arrangements

LINE-OF-CREDIT

During October 2006, the Company extended the maturity date of its line-of-credit with its bank to May 1, 2008. Borrowings under the line-of-credit are payable on demand and bear interest at the one-month London Inter-bank Offering Rate ("LIBOR") plus 225 basis points (7.60%

at December 31, 2006). Under the terms of the related agreement, the Company is permitted to borrow based on accounts receivable and inventories according to pre-established criteria. The maximum available funds under the line-of-credit are $5,000,000.

NOTES PAYABLE

The Company financed the premiums for its directors and officers and property casualty insurance policies during 2006 with short-term borrowings of $312,182. The outstanding balance as of December 31, 2006 of $69,241 is comprised of two notes which total $29,780 in monthly installments including interest at 5.20% and 5.89%, respectively, and expire at varying times to August 2007.

LONG-TERM DEBT

Long-term debt consists of:

	2006	2005
Mortgage payable to a bank in monthly installments of $9,750, including interest at 5.45%, as amended, to January 2018	$ 972,273	$ 1,034,495
Note payable to a bank in monthly installments of $61,533, including interest at 6.0% to May 2012	3,443,929	3,955,822
	4,416,202	4,990,317
Less current portion	609,615	574,115
	$ 3,806,587	$ 4,416,202

Scheduled principal maturities of long-term debt follow:

2007	$ 609,615
2008	646,823
2009	687,314
2010	729,822
2011	774,962
Thereafter	967,666
	$ 4,416,202

COLLATERAL AND COVENANTS

Substantially all assets are pledged as collateral for long-term debt and borrowings under the line-of-credit. In addition, the Company is required to meet, among others, debt service and debt to equity covenants. The Company was in compliance with such covenants as of December 31, 2006.

7. Accrued Expenses

Accrued expenses consist of:

	2006	2005
Payroll	$ 185,143	$ 214,402
Professional fees	181,980	218,808
Warranty	50,000	122,000
Bonuses	350,010	300,000
Customer refunds	44,722	53,514
Other	292,871	159,311
	$ 1,104,726	$ 1,068,035

8. Share-Based Payment Plans

Under the CAS Medical Systems, Inc. 2003 Equity Incentive Plan (the "Incentive Plan"), 1,000,000 shares of common stock have been reserved for issuance. Awards that may be granted under the Incentive Plan include options, restricted stock, restricted stock units, and other stock-based awards. The purposes of the Incentive Plan are: to make available to our key employees and directors, certain compensatory arrangements related to growth in the value of our stock so as to generate an increased incentive to contribute to the Company's financial success and prosperity; to enhance the Company's ability to attract and retain exceptionally qualified individuals whose efforts can affect the Company's financial growth and profitability; and to align in general the interests of our employees and directors with the interests of our stockholders. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which in turn determines the employees, officers and directors to receive awards and the terms and conditions of these awards.

As of December 31, 2005, 466,750 shares were available for issuance under the Incentive Plan. During 2006, under the Incentive Plan, options for 10,000 shares of common stock were granted to the Company's employees and options to purchase 40,000 shares were cancelled. Further, 55,000 shares of restricted stock were issued during 2006 of which 8,000 shares were cancelled. As such 449,750 shares of common stock remain available for issuance under the Incentive Plan as of December 31, 2006.

As of December 31, 2006, options to purchase 148,500 shares remain outstanding under the 1994 Employees' Incentive Stock Option Plan (the "1994 Plan"). The 1994 Plan expired during 2003 and, as such, there are no further options available for issuance under the 1994 Plan.

The Company's Board of Directors did not receive stock based compensation during 2006. During 2005, non-qualified stock options to purchase 7,500 shares were granted to each of the Company's three outside directors under the Incentive Plan.

A summary of the Company's stock option plans and changes during the years follows:

	2006			2005		
	OPTION SHARES	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE	OPTION SHARES	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE
Outstanding at beginning of year	803,575	$ 1.73		640,450	$ 0.96	
Granted	10,000	9.49		317,500	2.94	
Exercised	(235,925)	1.03		(124,375)	0.80	
Canceled	(40,000)	4.26		(30,000)	2.10	
Outstanding at end of year	537,650	1.98	$ 6.02	803,575	1.73	$ 6.92
Exercisable at end of year	408,900	1.65	6.35	388,200	0.85	7.80
Vested or expected to vest at end of year	535,392	1.98	$ 6.02	792,420	1.73	$ 6.93
Weighted average grant-date fair value of options granted during the year		$ 8.83			$ 2.94	

The weighted-average grant date fair value of stock options granted during 2006 and 2005 was $8.83 and $2.94, respectively. The total intrinsic value of stock options exercised during 2006 and 2005 was $2,196,024 and $414,944, respectively. The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the option exercise price.

Additional information about stock options outstanding and exercisable at December 31, 2006 follows:

RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE IN YEARS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.53 - $ 0.67	78,500	4.2	$ 0.56	78,500	$ 0.56
0.70 - 0.82	70,000	5.4	0.77	70,000	0.84
1.37 - 2.30	206,650	7.5	1.72	169,150	1.59
2.50 - 4.65	182,500	8.5	3.36	91,250	3.36
$ 0.53 - $ 4.65	537,650	7.1	$ 1.58	408,900	$ 1.65

During 2006, the Company issued an aggregate of 55,000 shares of restricted stock to employees under its 2003 Equity Incentive Plan. During 2006, 8,000 shares were forfeited due to employee terminations and 47,000 shares remain outstanding and nonvested as of December 31, 2006. The restricted stock vests thirty-six months from date of grant. The weighted average value of the restricted stock was $6.04 a share and the aggregate fair value of the stock issued was $332,100. Stock compensation expense of $47,627 has been recognized to December 31, 2006 related to the restricted shares. The unamortized stock compensation expense associated with the restricted shares at December 31, 2006 is $238,133 and will be recognized ratably through 2009.

Warrants to purchase 1,229,000 shares of common stock at a weighted average exercise price of $0.49 per share were outstanding at December 31, 2006. These warrants have no specific expiration date and have an exercise price range of $0.30 to $1.44 per share. Also outstanding at December 31, 2006 is a warrant issued to the Company's President and Chief Executive Officer to purchase 100,000 shares of the Company's common stock at $1.00 per share. This warrant is exercisable solely in the event of a change of control of the Company as defined.

During 2006, certain outside directors exercised warrants to purchase a total of 257,500 shares of common stock at a weighted average exercise price of $0.61 per share.

Under the CAS Medical Systems, Inc. Employee Stock Purchase Plan (the "Purchase Plan"), 150,000 shares of common stock have been reserved for issuance. Under the Purchase Plan, employees may purchase the Company's common stock through payroll deductions. Through December 31, 2006, a total of 55,334 shares of common stock have been issued to plan participants under the Purchase Plan and amounts had been withheld from employees' compensation for an additional 12,652 shares for issuance during January 2007.

9. Life Insurance

During 2006 and 2005, the Company paid term-life insurance premiums of approximately $40,300 and $32,100 respectively, on policies on the lives of three officers of the Company. The face amount of insurance on one of the policies is $1,000,000; the Company is named as a beneficiary for $750,000 and Mr. Louis P. Scheps (see Note 13) is named as the insured party for $250,000. In accordance with Mr. Scheps employment agreement (see Note 13), such coverage will remain in effect until October 1, 2007. Subsequent to this date, the Company will use commercially reasonable efforts to secure continuation of Mr. Scheps' Company paid life insurance for the period from October 1, 2007 to March 31, 2009 in amounts commensurate with existing coverage of $250,000.

The remaining two policies have face amounts that are the equivalent of two times each officer's annual salaries. The Company is not a beneficiary on either of these two policies.

10. Benefit Plans

The Company maintains a 401(k) benefit plan for its employees, which generally allows participants to make contributions via salary deductions up to allowable Internal Revenue Service limits on a tax-deferred basis. Such deductions are matched in part by discretionary contributions by the Company. Matching contributions by the Company were $99,266 in 2006 and $91,077 in 2005.

The Company offered certain retirement benefits through a plan accounted for under Financial Accounting Standards Board Statement No. 106, "Accounting for Post-Retirement Benefits Other than Pensions" as a post-retirement benefit plan (the "Plan"). The benefits were funded through the purchase of medical insurance for each retiree each year. The Company funded the Plan on a "pay-as-you-go" basis.

The Plan became effective in January 2002 for qualifying employees who retire at age 65 or later and have provided ten continuous years of service to the Company. The Plan provides certain prescription drug and supplemental health benefits for Medicare qualified retirees of the Company.

During February 2005, the Company initiated certain changes to the Plan to significantly reduce its future funding requirements. Effective September 1, 2005, participants under the Plan were required to share fifty percent of the premiums for benefit costs.

As of December 1, 2005, the Plan was also amended to allow only those participants retired and receiving benefits as of that date to remain eligible to receive future benefits under the Plan. In addition, the Company also advised those participants that it would no longer provide benefits after December 31, 2006. In connection therewith, the Company recognized a curtailment gain of $400,739 during the fourth quarter of 2005.

Components of net periodic benefit cost under the Plan follow:

	2006	2005
Service cost	$ -	$ 43,249
Interest cost	216	32,148
Amortization of prior service cost	(195,921)	(22,258)
Amortization of unrecognized gain	(145,710)	(13,155)
Net periodic benefit (income) cost before curtailment	(341,415)	39,984
Recognized curtailment gain	-	(400,739)
Net periodic benefit income	$ (341,415)	$ (360,755)

Changes in the benefit obligation under the Plan and a reconciliation of its funded status as of the measurement date (December 31) to amounts shown in the Company's balance sheets follow:

	2006	2005
Benefit obligation at beginning of year	$ 7,936	$ 1,036,500
Service cost	-	43,249
Interest cost	216	32,148
Plan curtailment gain	-	(400,739)
Plan amendment	-	(576,581)
Actuarial loss (gain)	-	(99,975)
Benefits paid	(8,152)	(26,666)
Benefit obligation at end of year	-	7,936
Unrecognized prior service costs	-	195,921
Unrecognized net gain	-	145,710
Accrued post-retirement benefit costs	$ -	$ 349,567

The negative unrecognized prior service costs of $195,921 applicable to current retirees receiving benefits and the unrecognized net gain of $145,710 as of December 31, 2005, were amortized to the date coverage expired (December 31, 2006) in accordance with the closure of the Plan. No benefits will be paid under the Plan after December 31, 2006.

Because the Plan's benefit formula granted credit only for service after age 55, the expected post-retirement benefit obligation for an employee was attributed from age 55 to age 65.

Weighted average discount rate assumptions used under the Plan for 2005 follow: 1) year-end benefit obligation – 5.5%; and 2) net periodic benefit cost – 5.75%.

Further, the health care trend rate assumptions used to develop cost under the Plan at year-end follow:

Initial trend rate	8.00%
Ultimate trend rate	5.00%
Years to ultimate trend rate	3

11. Income Taxes

Recoverable income taxes as of December 31, 2006, consist of estimated tax deposits in excess of the current provision.

The provision for income taxes consists of:

	2006	2005
CURRENT:		
Federal	$ 914,089	$ 642,630
State (benefit)	31,246	61,549
	945,335	704,179
DEFERRED:		
Federal	79,527	86,599
State (benefit)	(41,714)	(49,658)
	37,813	36,941
Income taxes	$ 983,148	$ 741,120

A reconciliation of U.S. Federal income taxes computed at the statutory rate to income taxes shown in operations follows:

	2006	2005
Income taxes at the statutory rate	$ 928,148	$ 869,140
State income taxes, net of federal effect	(6,910)	4,895
R&D and other tax credits	(134,642)	(108,821)
Stock options	116,522	-
Other	80,030	(24,094)
Income taxes	$ 983,148	$ 741,120

Deferred income tax assets and (liabilities) at December 31 relate to:

	2006	2005
Inventories	$ 286,946	$ 237,023
Warranty accrual	17,495	42,688
Allowance for doubtful accounts	26,243	26,090
Tax credits	103,874	74,440
Property and equipment	53,385	79,281
Retirement benefit obligation	-	122,313
Other	116,744	108,360
	604,687	690,195
Prepaid expenses	(99,618)	(147,313)
	$ 505,069	$ 542,882

12. Grant Awards

The Company has been awarded various grants by the National Institutes of Neurological Disorders and Stroke of the NIH under its Small Business Innovative Research Program. Grants under this program have been used to support the development of the Company's Near-Infrared Spectroscopy ("NIRS") technology which non-invasively measures the brain oxygenation level of a neonatal patient. In accordance with the terms of these grants, the Company has been reimbursed for certain qualifying expenditures. As of December 31, 2006, there were no remaining active grants although the Company is pursuing additional NIH grants to support its NIRS research.

During 2006 and 2005, approximately $21,000 and $531,000, respectively, of qualifying research and development costs ("R&D") were reimbursed under grants. Such reimbursements are recorded as a reduction in R&D expenses. The Company recognizes these reimbursements on an accrual basis as the qualifying costs are incurred.

13. Commitments and Contingencies

The Company is committed under an employment agreement with its President and Chief Executive Officer, Louis P. Scheps, for payments aggregating approximately $275,000 per year, through March 31, 2007. Mr. Scheps will then serve as a part-time employee in a senior executive role from April 1, 2007 through March 31, 2009, at an annual salary of $100,000. From October 1, 2005 to October 1, 2007, the Company will maintain life insurance coverage for Mr. Scheps naming him as the insured party in an amount not less than $250,000. Further, the Company will use commercially reasonable efforts to secure continuation of Mr. Scheps' Company paid life insurance for the period from October 1, 2007 to March 31, 2009, in amounts commensurate with existing coverage of $250,000.

The Company is committed under an employment agreement with Andrew E. Kersey, effective April 1, 2007, at which time Mr. Kersey succeeds Mr. Scheps as the Company's President and Chief Executive Officer. According to the terms of the employment agreement, Mr. Kersey shall receive an annual salary of $250,000 and is eligible for Company paid stock and/or cash bonuses subject to the discretion of the Compensation Committee of the Board of Directors.

The Company's certificate of incorporation provides that the Company will indemnify its directors to the full extent legally permissible against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of being or having been a director of the Company. Given the nature of this indemnification, the Company is unable to make a reasonable estimate of the maximum potential amount that the Company could be required to pay. Historically, the Company has not made any significant payments related to the above indemnification. Currently, there are no known matters for which the Company may be required to provide indemnification. As such, no amount has been accrued in the accompanying financial statements.

The Company leases operating facilities and certain equipment under non-cancellable operating leases. Rent expense under these leases was $150,000 in 2006, and $140,000 in 2005. Future annual minimum rental payments as of December 31, 2006 to the expiration of the leases follow: 2007- $199,000; 2008- $199,000; 2009- $79,000; 2010- $12,000 and 2011 and thereafter- $2,000.

During February 2007, the Company entered into a five year lease agreement for approximately 13,000 square feet of office space at an adjacent facility. The lease is effective June 1, 2007, and requires minimum aggregated lease payments of $571,000 over the term of the lease.

Corporate Information

Corporate Headquarters
CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
Phone: 203-488-6056
Fax: 203-488-9438
Internet: www.casmed.com

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

Legal Counsel
Wiggin & Dana LLP
One Century Tower
250 Church Street
New Haven, CT 06508

Independent Public Accountants
UHY LLP
Maritime Center
555 Long Wharf Drive
New Haven, CT 06511

Communications Advisor
Financial Dynamics Business Communications
Wall Street Plaza
88 Pine Street, 32nd Floor
New York, NY 10005

Form 10-K
A copy of our Form 10-KSB Report for the year ended December 31, 2006, filed with the Securities and Exchange Commission, is available to stockholders free of charge by writing to the Company to the attention of the Chief Financial Officer.

Annual Meeting
The Company's Annual Meeting of Stockholders will be held at 10:00 a.m. on June 13, 2007, at WoodWinds, 29 Schoolground Road, Branford, CT 06405. For directions to the Meeting, please visit the Company's website or contact the Company directly.

Market for the Common Equity, Related Stockholder Matters and Small Business Issuer Purchases or Equity Securities
Effective December 2005, the common stock of the Company began trading on the NASDAQ Capital Market, under the symbol "CASM." Prior to that date during 2005, the Company's common stock was traded on the Over-the-Counter Bulletin Board under the symbol "CAMY.OB." Effective December 2006, the common stock of the Company began trading on the NASDAQ Global Market while continuing to utilize the CASM symbol.

The following table shows the high and low bid quotations for the Company's common stock during each quarterly period for the last two years. As of March 16, 2007, there were approximately 2,434 stockholders of record of the Company's common stock.

Quarter Ended	HIGH	LOW
March 31, 2005	$ 2.72	$ 2.20
June 30, 2005	$ 4.15	$ 2.33
September 30, 2005	$ 5.60	$ 3.75
December 31, 2005	$ 9.10	$ 4.21
March 31, 2006	$15.01	$ 7.30
June 30, 2006	$ 9.17	$ 5.37
September 30, 2006	$ 7.67	$ 5.21
December 31, 2006	$ 9.89	$ 6.36

Board of Directors
Louis P. Scheps
Chairman of the Board

Jerome Baron
Vice Chairman,
Brean Murray, Carret and Co., LLC

Lawrence S. Burstein
President,
Unity Venture Capital Associates, Ltd

Andrew E. Kersey
President and Chief Executive Officer

Saul S. Milles, M.D.
Former Medical Director,
General Electric Company

Executive Officers
Andrew E. Kersey
President and Chief Executive Officer

Jeffery A. Baird
Chief Financial Officer

CONCEPT & DESIGN: The Idea Factory



CASMED™
FOR WHAT'S VITAL

CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
Phone: 203 488 6056
casmed.com

END